UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM T-3
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939
Pliant Corporation
(Name of applicant)
1475 Woodfield Road, Suite 700, Schaumburg, IL 60173
(Address of principal executive offices)
Securities to be Issued Under the Indenture to be Qualified

Title Class	Amount

11 1/2% Senior Secured Notes due 2015 (the “Securities”)	$250,000,000

Approximate date of proposed public offering: The Securities will be issued, if at all, on, or as soon as practicable following, the effective date (the “Effective Date”) under the Joint Plan of Reorganization proposed by Apollo Management VI, L.P (“Apollo”), on behalf of the Apollo Entities (as defined below), and the Debtors (as defined below), which Effective Date is anticipated to occur in October 2009.
Name and address of agent for service:
Stephen T. Auburn
Vice President, General Counsel and Secretary
Pliant Corporation
1475 Woodfield Road, Suite 700
Schaumburg, IL 60173
(847) 969-3300
with copies to
Chris E. Abbinante
Sidley Austin LLP
One South Dearborn Street
Chicago, IL 60603
(312) 853-7000
The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the Applicant.

SIGNATURE
EXHIBITS
EX-99.T.3.C
EX-99.T.3.E.1
EX-99.T.3.E.2

GENERAL
1. General Information.
(a)	Form of organization.

The applicant, Pliant Corporation (the “Applicant”), is a corporation.

(b)	State or other sovereign power under the laws of which organized.

The Applicant is organized under the laws of the State of Delaware.
2. Securities Act exemption applicable.
          On February 11, 2009, the Applicant and certain of its subsidiaries, Pliant Corporation International, Uniplast Holdings, Inc., Pliant Film Products of Mexico, Inc., Pliant Packaging of Canada, LLC, Alliant Company LLC, Uniplast U.S., Inc., Uniplast Industries Co., and Pliant Corporation of Canada Ltd. (collectively, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) in the United Stated Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”). The Chapter 11 Cases are being jointly administered under the caption “In re: Pliant Corporation, et al., Case No. 09-10443 (MFW).” On August 14, 2009, Apollo, on behalf of Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware 892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. (collectively, the “Apollo Entities”) and the Debtors, filed with the Bankruptcy Court a Joint Plan of Reorganization (the “Plan”), which is attached hereto as Exhibit T3E-2. On August 17, 2009, Apollo, on behalf of the Apollo Entities and the Debtors, filed a Disclosure Statement, which is attached hereto as Exhibit T3E-1 and which the Bankruptcy Court approved.
          Pursuant to the Plan, the Applicant intends to issue $250,000,000 aggregate principal amount of the Securities under an indenture in substantially the form set forth as Exhibit T3C hereto (the “Indenture”). The Securities will be issued, if at all, in exchange for the claims arising under or evidenced by the First Lien Notes (as defined below) and on the later of (i) the Effective Date, which is expected to occur in October 2009, and (ii) the date of the qualification of the Indenture pursuant to this Application for Qualification.
          The Applicant believes that the issuance of the Securities is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the Securities as contemplated by the Plan will satisfy the aforementioned requirements.
AFFILIATIONS
3. Affiliates.
(a)	Current Affiliates. For purposes of this Application for Qualification only, the Applicant’s directors and executive officers may be deemed to be “affiliates” of the Company. See Item 4. “Directors and Executive Officers” for a list of the Applicant’s directors and executive officers, which is incorporated herein by reference. As of August 28, 2009, the other affiliates of the Applicant and the percentage of voting securities owned by the Applicant or other immediate parent corporation of each affiliate, as indicated, were as follows:

		Percent of Voting
		Securities Owned
Entity	Owner	by Owner
Alliant Company LLC	Pliant Corporation	100%
Pliant Corporation International	Pliant Corporation	100%
Pliant Film Products of Mexico, Inc.	Pliant Corporation	100%
Pliant Corporation of Canada Ltd.	Pliant Corporation	100%
Pliant Corporation Pty. Ltd.	Pliant Corporation	100%
Pliant Film Products GmbH	Pliant Corporation	100%
Pliant Packaging of Canada, LLC	Pliant Corporation	100%
ASPEN Industrial, S.A. de C.V.	Pliant Corporation	99%[1]
Jacinto Mexico, S.A. de C.V.	ASPEN Industrial, S.A. de C.V.	99%[2]
Pliant de Mexico, S.A. de C.V.	ASPEN Industrial, S.A. de C.V.	99%[3]
Uniplast Holdings Inc.	Pliant Corporation	100%
Uniplast U.S., Inc.	Uniplast Holdings Inc.	100%
Uniplast Industries Co.	Uniplast Holdings Inc.	100%

[1] 1% owned by Pliant Corporation International

[2] 1% owned by Pliant Corporation

[3] 1% owned by Pliant Corporation
(b)	Affiliates as of the Effective Date. The affiliates of the Applicant as of the Effective Date are expected to be the same as the current affiliates of the Applicant with the addition of Apollo Management, L.P. and its certain of its affiliates.
MANAGEMENT AND CONTROL
4. Directors and executive officers.
(a)	Current directors and executive officers. The following table sets forth the names of and offices held by all current directors and executive officers of the Applicant. The address for each director and executive officer listed below is: c/o Pliant Corporation, 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173.

NAME	TITLE
Harold C. Bevis	President and Chief Executive Officer; Director
Stephen T. Auburn	Vice President, General Counsel and Secretary
Keith D. Brechtelsbauer	Vice President and General Manager—Specialty Films
R. David Corey	Executive Vice President and Chief Operating Officer

NAME	TITLE
Gabriele Ditsch	Vice President and Managing Director, Pliant Europe
Timothy M. French	Vice President and Managing Director, Pliant Canada
Greg E. Gard	Senior Vice President, Technology & Innovation
James L. Kaboski	Vice President and General Manager—Printed Products
James M. Kingsley	Senior Vice President, Business Development
Joseph J. Kwederis	Senior Vice President, Finance & Accounting
Robert J. Maltarich	Vice President and General Manager—PVC Products
Thomas E. McShane	Vice President and Corporate Controller
Chris M. Nielsen	Vice President and Treasurer
Thomas C. Spielberger	Senior Vice President and Chief Financial Officer
Kenneth J. Swanson	Senior Vice President and President, Engineered Films Group
John D. Bowlin	Director and Non-Executive Chairman
Eugene I. Davis	Director
David G. Elkins	Director
Edward A. Lapekas	Director
Stephen V. McKenna	Director
Timothy J. Walsh	Director
(b)	Directors and executive officers as of the Effective Date. The current officers of the Applicant are expected to be the officers of the Applicant on the Effective Date. The persons who will serve as the directors of the Applicant on the Effective Date have not yet been determined, but Apollo and its affiliates will have the right to designate a majority of the directors to the Board of Directors of the Applicant on and after the Effective Date.
5. Principal owners of voting securities.
(a)	As of August 28, 2009, the following persons owned 10 percent or more of the voting securities of the Applicant:

Col. A	Col. B		Col. D
Name and Complete	Title of	Col. C	Percentage of Voting
Mailing Address	Class Owned	Amount Owned	Securities Owned
J.P. Morgan Partners (BHCA), L.P.	Common Stock	50,162 shares	51.52%
c/o CCMP Capital Advisors LLC 245 Park Avenue, 16th Floor New York, New York 10167

J.P. Morgan Partners (BHCA), L.P.	Series AA Preferred Stock	41,894 shares	12.51%
c/o CCMP Capital Advisors LLC 245 Park Avenue, 16th Floor New York, New York 10167
(b)	On the Effective Date, affiliates of Apollo are expected to own at least 57.5% of the new Common Stock of the Applicant.
UNDERWRITERS
6. Underwriters.
(a)	The following chart sets forth the name and mailing address of the only person who, within three years prior to the date of filing this Application for Qualification, acted as an underwriter of any securities of the Applicant and the title of the security underwritten:

Underwriter’s Name and Mailing Address	Security Underwritten
Goldman, Sachs & Co. 85 Broad Street New York, NY 10004	18% Senior Subordinated Notes due 2012
(b)	No person is acting, or proposed to be acting, as principal underwriter of the Securities proposed to be offered pursuant to the Indenture.
CAPITAL SECURITIES
7. Capitalization.
(a) Current Capitalization of Applicant:
As of August 28, 2009, the Applicant’s capitalization consisted of the following:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Common Stock, $.01 par value per share	100,050,000 shares	97,348 shares

Series AA Preferred Stock, par value $.01 per share	335,650 shares	334,894 shares

Series M Preferred Stock, par value $.01 per share	8,000 shares	8,000 shares

18% Senior Subordinated Notes due 2012	$24,000,000	$26,500,000

11 1/8% Senior Secured Notes due 2009	unlimited	$262,400,000

11 5/8% Senior Secured Notes due 2009 and 11 1/8% Senior Secured Notes due 2009 (collectively, the “First Lien Notes”)	unlimited	$393,800,000
(b)	Outline of the voting rights of each class of voting securities referred to in paragraph (a) above:
          The holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Applicant. In the election of directors of the Applicant, the holders of the Common Stock, voting separately as a single class to the exclusion of all other classes of the Applicant’s capital stock, shall be entitled to elect five directors to serve on the Board of Directors of Applicant.
          The holders of Series AA Preferred Stock are not entitled to vote on any matter to be voted on by the stockholders of the Applicant, (1) unless and until, at any time after July 18, 2011, the holders of at least 40% of the outstanding shares of Series AA Preferred Stock cause all outstanding shares of Series AA Preferred Stock to be converted into Common Stock on the terms specified in the Amended and Restated Articles of Incorporation of Applicant attached hereto as Exhibit T3A-1, (2) except that the holders of the Series AA Preferred Stock, voting separately as a single class to the exclusion of all other classes of Applicant’s capital stock, are entitled to elect two directors (to serve on the Board of Directors of Applicant) and (3) except that Applicant may not take certain actions specified in the Amended and Restated Articles of Incorporation of Applicant that may be adverse to the holders of Series AA Preferred Stock without the consent of such holders. These actions include: (i) the authorization or issuance of preferred stock or any other capital stock that ranks senior to or on parity with the Series AA Preferred Stock as to payment of dividends or distributions of assets upon liquidation rank; (ii) the redemption, purchase or acquisition of any of the Common Stock or other capital stock of the Applicant junior to the Series AA Preferred Stock other than a repurchase from a member of the Applicant’s management, upon the termination of such member’s employment with the Applicant; (iii) the sale or other disposition of all or substantially all of the Applicant’s assets in any transaction or series of related transactions; (iv) the merger or consolidation of Applicant with any other entity unless certain conditions specified in the Amended and Restated Articles of Incorporation of Applicant are met; or (v) the amendment or modification of certain provisions of the Amended and Restated Articles of Incorporation of Applicant.
          The holders of Series M Preferred Stock are not entitled to vote on any matter to be voted on by the stockholders of the Applicant, except as otherwise required under Delaware law and except that Applicant may not alter or change the terms, designations, powers, preferences or relative, participating, optional or other special rights of the Series M Preferred Stock in any manner materially adverse to the holders of Series M Preferred Stock without the consent of such holders.
(a)	Capitalization of Applicant as of the Effective Date:

Col. A	Col. B	Col. C
Title of Class	Amount Authorized	Amount Outstanding
Common stock, par value $0.001 per share (the “New Common Stock”)	5,000,000 shares	2,444,666 shares

Series A Cumulative Perpetual Redeemable Preferred Stock, par value $.01 per share	350,000 shares	up to a total of 262,400 shares

11 1/2% Senior Secured Notes due 2015	$250,000,000	$250,000,000
(b)	Outline of the voting rights of each class of voting securities as of the Effective Date:
          As set forth in the Plan and above, the reorganization of the Debtors will result in the issuance by the Applicant of, inter alia, the Securities and New Common Stock. Of these new securities to be issued on the Effective Date, the voting securities will consist of the New Common Stock. The Amended and Restated Certificate of Incorporation, which will be filed by amendment as Exhibit T3A-2 to this Form T-3, will set forth the rights and preferences of the New Common Stock. The Applicant expects that the holders of New Common Stock will be entitled to one vote per share on all matters to be voted on by the stockholders of the reorganized Applicant. On and after the Effective Date, Apollo and its affiliates will have the right to designate a majority of the directors to the Board of Directors of the Applicant.

INDENTURE SECURITIES
8. Analysis of indenture provisions.
          The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the form of the Indenture attached hereto as Exhibit T3C. Capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture.
(a)	Events of Default; Withholding of Notice
          The following events are defined in the Indenture as “Events of Default”: (i) a default in any payment of interest (including any additional interest) on any Security when the same becomes due and payable, and such default continues for a period of 30 days; (ii) a default in the payment of principal or premium, if any, of any Security when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise; (iii) (A) a material default by the Applicant or any of its Restricted Subsidiaries of any of their obligations under Section 4.08 of the Indenture (Change of Control), and such default continues for a period of 20 days, or (B) the Applicant or any of the Restricted Subsidiaries of the Applicant fails to comply with its obligations under Section 5.01 of the Indenture (When Issuer May Merge or Transfer Assets), (iv) the Applicant or any of the Restricted Subsidiaries of the Applicant fails to comply with any of its agreements in the Securities or the Indenture (other than those referred to in clause (i), (ii) or (iii) above) and such failure continues for 45 days after the notice specified below; (v) the Applicant or any Significant Subsidiary fails to pay any other Indebtedness (other than Indebtedness owing to the Applicant or a Restricted Subsidiary of the Applicant) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness as to which a default or event of default has occurred or that is unpaid or accelerated exceeds $12.5 million or its foreign currency equivalent; (vi) the Applicant or any Significant Subsidiary of the Applicant pursuant to or within the meaning of any Bankruptcy Law: (1) commences a voluntary case, (2) consents to the entry of an order for relief against it in an involuntary case, (3) consents to the appointment of a Custodian of it or for any substantial part of its property, or (4) makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency; (vii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (X) is for relief against the Applicant or any Significant Subsidiary of the Applicant in an involuntary case; (Y) appoints a Custodian of the Applicant or any Significant Subsidiary of the Applicant or for any substantial part of its property; or (Z) orders the winding up or liquidation of the Applicant or any Significant Subsidiary of the Applicant, or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days; (viii) the Applicant or any Significant Subsidiary fails to pay final judgments aggregating in excess of $12.5 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof; or (ix) any Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under the Indenture or any Guarantee and such Default continues for 10 days; or (x) unless all of the Collateral has been released in accordance with the provisions of the Security Documents from the Liens granted thereunder, the Applicant shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Applicant, the Applicant fails to cause such Subsidiary to rescind such assertions within 30 days after the Applicant has actual knowledge of such assertions; or (xi) the Applicant or any Guarantor fails to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of such Securities and would not materially affect the value of the Collateral taken as a whole.
          The Indenture provides that the foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.
          The Indenture provides that a Default under clause (iv) or (xi) above shall not constitute an Event of Default until the Trustee notifies the Applicant or the Holders of at least 25% in principal amount of the outstanding Securities notify the Applicant and the Trustee of the Default and the Applicant does not cure such Default within the time specified in clause (iv) or (xi) above after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.” The Applicant shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice in the form of an Officers’ Certificate of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Applicant is taking or proposes to take with respect thereto.
(b)	Authentication and Delivery of Securities; Use of Proceeds

          The Securities shall be issuable only in registered form without interest coupons and in minimum denominations of $2,000 and any integral multiples of $1,000. The aggregate principal amount of Securities issued on the Effective Date shall be $250,000,000 and shall be issued pro rata to the holders of claims arising under or evidenced by the existing First Lien Notes being relinquished pursuant to the Plan.
          The Securities shall be executed by manual or facsimile signature on behalf of the Applicant by one of the following Officers of the Applicant: Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary. If an Officer whose signature is on a Security no longer holds that office at the time the Trustee authenticates the Security, the Security shall be valid nevertheless. A Security shall not be valid until an authorized signatory of the Trustee manually or by facsimile signs the certificate of authentication on the Security. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture. The Trustee may appoint one or more authenticating agents reasonably acceptable to the Applicant to authenticate the Securities.
          The Trustee shall authenticate and make available for delivery upon a written order of the Applicant signed by one officer, Securities for original issue on the date of the Indenture in an aggregate principal amount of $250,000,000. Such order shall specify the amount of the Securities to be authenticated and the date on which the original issue of Securities is to be authenticated.
          As indicated above, the Securities will be issued as part of an exchange for the existing First Lien Notes pursuant to the Plan. Accordingly, there will be no proceeds and, therefore, no application of proceeds from the issuance of the Securities.
(c)	Release and Substitution of Property Subject to the Lien of the Indenture
          Collateral may be released from the Lien and security interest created by the Security Documents at any time or from time to time in accordance with the provisions of the Security Documents, the Intercreditor Agreements or as provided by the Indenture.
          Upon the request of the Applicant pursuant to an Officers’ Certificate and Opinion of Counsel certifying that all conditions precedent hereunder have been met, the Applicant and the Guarantors will be entitled to the release of assets included in the Collateral from the Liens securing the Securities, and the Notes Collateral Agent and the Trustee (if the Trustee is not then the Notes Collateral Agent) shall release the same from such Liens at the Applicant’s sole cost and expense, under any one or more of the following circumstances: (i) to enable the Applicant or any Guarantor to consummate the disposition of property or assets to the extent not prohibited under Section 4.06 of the Indenture (Asset Sales); (ii) in the case of a Guarantor that is released from its Guarantee with respect to the Securities, the release of the property and assets of such Guarantor; (iii) as described under Article 9 of the Indenture (Amendments and Waivers); or (iv) to the extent required by the terms of the Intercreditor Agreements.
          Upon the receipt of an Officers’ Certificate from the Applicant, as described above, and any necessary or proper instruments of termination, satisfaction or release prepared by the Applicant, the Notes Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreements.
          Except as otherwise provided in the Intercreditor Agreements, no Collateral may be released from the Lien and security interest created by the Security Documents unless the Officers’ Certificate required by Section 11.04 of the Indenture (Release of Liens) has been delivered to the Notes Collateral Agent and the Trustee not less than five days prior to the date of such release.
          At any time when a Default or Event of Default has occurred and is continuing and the maturity of the Securities has been accelerated (whether by declaration or otherwise) and the Trustee has delivered a notice of acceleration to the Notes Collateral Agent, no release of Collateral pursuant to the provisions of the Indenture or the Security Documents will be effective as against the Holders, except as otherwise provided in the Intercreditor Agreements.
(d)	Satisfaction and Discharge
          The Indenture provides that it shall be discharged and shall cease to be of further effect (with certain exceptions expressly provided for in the Indenture) as to all outstanding Securities when: (i) either (A) all the Securities theretofore authenticated and delivered (other than Securities pursuant to Section 2.08 of the Indenture (Replacement Securities) which have been replaced or paid and Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Applicant and thereafter repaid to the Applicant or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Securities (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) if redeemable at the option of the Applicant, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Applicant, and the Applicant has irrevocably deposited or caused to be deposited with the Trustee cash in U.S. Dollars, U.S.

Government Obligations or a combination thereof in an amount sufficient in the written opinion of a firm of independent public accountants delivered to the Trustee (which delivery shall only be required if U.S. Government Obligations have been so deposited) to pay and discharge the entire Indebtedness on the Securities not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Securities to the date of deposit together with irrevocable instructions from the Applicant directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be; (ii) the Applicant and/or the Guarantors have paid all other sums payable under the Indenture; and (iii) the Applicant has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.
     Subject to certain conditions, the Applicant at any time may terminate (i) all of its obligations under the Securities and the Indenture (“legal defeasance option”) or (ii) its obligations under Sections 4.02 (Reports and Other Information), 4.03 (Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock), 4.04 (Limitation on Restricted Payments), 4.05 (Dividend and Other Payment Restrictions Affecting Subsidiaries), 4.06 (Asset Sales), 4.07 (Transactions with Affiliates), 4.08 (Change of Control), 4.09 (Compliance Certificate), 4.11 (Future Note Guarantors), 4.12 (Liens) and 4.15 (Maintenance of Office or Agency) of the Indenture for the benefit of the Securities and the operation of Section 5.01 of the Indenture (When Issuer May Merge or Transfer Assets) and Sections 6.01(c) (Events of Default: Change of Control), 6.01(d) (Events of Default: Breach of Agreements), 6.01(e) (Events of Default: Failure to Pay), 6.01(f) (Events of Default: Voluntary Bankruptcy) (with respect to Significant Subsidiaries of the Applicant only), 6.01(g) (Events of Default: Involuntary Bankruptcy) (with respect to Significant Subsidiaries of the Applicant only), 6.01(h) (Events of Default: Final Judgments) 6.01(i) (Events of Default: Guarantees), 6.01(j) (Events of Default: Security Interest in Collateral) and 6.01(k) (Events of Default: Security Documents) of the Indenture (“covenant defeasance option”) for the benefit of the Securities. The Applicant may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. In the event that the Applicant terminates all of its obligations under the Securities and the Indenture (with respect to such Securities) by exercising its legal defeasance option or its covenant defeasance option, the obligations of each Guarantor under its Guarantee of such Securities and all obligations under the Security Documents shall be terminated simultaneously with the termination of such obligations.
     If the Applicant exercises its legal defeasance option, payment of the Securities so defeased may not be accelerated because of an Event of Default. If the Applicant exercises its covenant defeasance option, payment of the Securities so defeased may not be accelerated because of an Event of Default specified in Section 6.01(c) (Events of Default: Change of Control), 6.01(d) (Events of Default: Breach of Agreements), 6.01(e) (Events of Default: Failure to Pay), 6.01(f) (Events of Default: Voluntary Bankruptcy) (with respect to Significant Subsidiaries of the Applicant only), 6.01(g) (Events of Default: Involuntary Bankruptcy) (with respect to Significant Subsidiaries of the Applicant only), 6.01(h) (Events of Default: Final Judgments), 6.01(i) (Events of Default: Guarantees) or 6.01(j) (Events of Default: Security Interest in Collateral) of the Indenture or because of the failure of the Applicant to comply with Section 5.01 of the Indenture (When Issuer May Merge or Transfer Assets).
     Upon satisfaction of the conditions set forth in the Indenture and upon request of the Applicant, the Trustee shall acknowledge in writing the discharge of those obligations that the Applicant terminates.
(e)	Evidence Required to be Furnished by the Applicant to the Trustee as to Compliance with the Conditions and Covenants Contained in the Indenture
     The Applicant shall deliver to the Trustee within 120 days after the end of each fiscal year of the Applicant, beginning with the fiscal year ending on December 30, 2009, an Officers’ Certificate stating that in the course of the performance by the signers of their duties as Officers of the Applicant they would normally have knowledge of any Default and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Applicant is taking or proposes to take with respect thereto.
9. Other obligors.
     It is currently contemplated that the following affiliates of the Applicant will be guarantors of the securities:
Pliant Corporation International
Pliant Corporation of Canada Ltd
Pliant Film Products of Mexico, Inc.
Pliant Packaging of Canada, LLC
Uniplast Holdings Inc.
Uniplast U.S., Inc.
Uniplast Industries Co.

     The address of each guarantor is c/o Pliant Corporation, 1475 Woodfield Road, Suite 700, Schaumburg, Illinois 60173.
          Contents of application for qualification. This application for qualification comprises:
(a)	Pages numbered 1 to 13, consecutively.

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed by amendment).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description

T3A-1	Amended and Restated Certificate of Incorporation of Applicant, effective as of July 18, 2006 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Applicant on July 24, 2006).

T3A-2	Amended and Restated Certificate of Incorporation of Applicant, effective as of the Effective Date (to be filed by amendment).

T3B	Amended and Restated By-laws of Applicant, effective July 18, 2006 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).

T3B-2	Amended and Restated By-laws of Applicant, effective as of the Effective Date (to be filed by amendment).

T3C	Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, the subsidiary guarantors party thereto, and the trustee, which shall be named prior to the Effective Date.

T3D	Not applicable.

T3E-1	Disclosure Statement for Joint Plan of Reorganization, filed on August 17, 2009, proposed by Apollo on behalf of the Apollo Entities, and the Debtors.

T3E-2	Joint Plan of Reorganization, filed on August 14, 2009, proposed by Apollo on behalf of the Apollo Entities, and the Debtors.

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).

25.1	Statement of Eligibility of Trustee on Form T-1 (to be filed by amendment).

SIGNATURE
     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Pliant Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application for qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Schaumburg, and State of Illinois, on the 28th day of August 2009.

(SEAL)		PLIANT	CORPORATION

		By	/s/ Harold C. Bevis

Harold C. Bevis
President and Chief Executive Officer

Attest:	/s/ Stephen T. Auburn	By	/s/ Thomas C. Spielberger

	Stephen T. Auburn		Thomas C. Spielberger
	Vice President, General Counsel and Secretary		Senior Vice President and Chief Financial Officer

EXHIBITS

Exhibit No.	Description

T3A-1	Amended and Restated Certificate of Incorporation of Applicant, effective as of July 18, 2006 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Applicant on July 24, 2006).

T3A-2	Amended and Restated Certificate of Incorporation of Applicant, effective as of the Effective Date (to be filed by amendment).

T3B	Amended and Restated By-laws of Applicant, effective July 18, 2006 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Pliant Corporation on July 24, 2006).

T3B-2	Amended and Restated By-laws of Applicant, effective as of the Effective Date (to be filed by amendment).

T3C	Form of Indenture, to be dated as of the Effective Date, by and among the Applicant, the subsidiary guarantors party thereto, and the trustee, which shall be named prior to the Effective Date.

T3D	Not applicable.

T3E-1	Disclosure Statement for Joint Plan of Reorganization, filed on August 17, 2009, proposed by Apollo on behalf of the Apollo Entities, and the Debtors.

T3E-2	Joint Plan of Reorganization, filed on August 14, 2009, proposed by Apollo on behalf of the Apollo Entities, and the Debtors.

T3F	Cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3C).

25.1	Statement of Eligibility of Trustee on Form T-1 (to be filed by amendment).